SOLAR ENERTECH CORPORATION

April 20, 2007

VIA EDGAR

Ms. Amanda Jaffe
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Solar Enertech Corporation
Item 4.02 Form 8-K
Filed April 13, 2007
File No. 000-51717

Dear Ms. Jaffe,

In response to your letter dated April 18, 2007, please note the following:

     (1) We have amended our Current Report on Form 8-K to include a copy of the letter from Malone & Bailey, PC regarding their agreement with the disclosures we made in that filing. The amendment was filed today.

     (2) We have filed an amendment to our Form 10-KSB and our Form 10-QSB restating our financial statements. The amendments were also filed today.

     (3) Our officers have reconsidered the effectiveness of our disclosure controls and procedures as of September 30, 2006 and December 31, 2006. Included in the amendments to our Form 10-KSB and Form 10-QSB are discussions concerning the conclusions reached regarding the effectiveness of our disclosure controls and procedures.

     In making these responses we acknowledge that:

     (i) The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (iii) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amanda Jaffe
Staff Accountant
April 20, 2007

     Please do not hesitate to contact the undersigned if you have further comments relating to this filing.

Very truly yours,

SOLAR ENERTECH CORPORATION

By: /s/ Leo Shi Young
       Leo Shi Young, Chief Executive Officer